FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1. [Financial Highlights – Six months ended September 2004]

2. [Notice of Change in the Number of Shares Constituting One Unit]

3. [Nomura Announces Interim Dividend for Fiscal Year Ending March 31, 2005]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

October 28, 2004

Financial Highlights – Six months ended September 2004

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the six months ended September 2004.

For further information, please contact:

Shinji Iwai

Managing Director

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the Six Months Ended September 30, 2004

Date:	October 28, 2004

Company name (code number):	Nomura Holdings, Inc. (8604)

Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan

Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore

Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.

For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the six months ended September 30		For the year ended March 31 2004
	2004	2003
	(Yen amounts in millions, except per share data)
Total revenue	¥540,170	¥573,378	¥1,099,546
Change from the six months ended September 30, 2003	(5.8)%

Net revenue	¥370,769	¥414,774	¥803,103
Change from the six months ended September 30, 2003	(10.6)%

Income before income taxes	¥88,673	¥159,251	¥282,676
Change from the six months ended September 30, 2003	(44.3)%

Net income	¥44,048	¥86,686	¥172,329
Change from the six months ended September 30, 2003	(49.2)%

Basic net income per share	¥22.69	¥44.71	¥88.82
Diluted net income per share	¥22.68	¥44.71	¥88.82
Return on shareholders’ equity (ROE)	4.9%	10.4%	10.1%

Equity in earnings of affiliates	¥3,764	¥2,341	¥9,479
Average number of shares outstanding	1,941,476,091	1,938,752,238	1,940,116,416
Difference in recognition method with latest fiscal year: none

*	ROE for the six months ended September 30, 2004 and 2003 are calculated as follows:

Net income x 2
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At September 30		At March 31 2004
	2004	2003
	(Yen amounts in millions, except per share data)
Total assets	¥32,566,870	¥27,238,887	¥29,752,966
Shareholders’ equity	¥1,829,788	¥1,705,548	¥1,785,688
Shareholders’ equity as a percentage of total assets	5.6%	6.3%	6.0%
Book value per share	¥942.50	¥878.34	¥919.67
Number of shares outstanding	1,941,421,223	1,941,782,171	1,941,656,029

(3) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 139

Number of affiliated companies, which were accounted for by the equity method: 15

(4) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 13	Exclusion 7
Number of equity method application	Inclusion 3	Exclusion 1

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

					% Change	Translation into U.S. dollars
	For the six months ended/ as of						For the year ended/ as of
	September 30, 2003 (A)		September 30, 2004 (B)		(B-A)/(A)	September 30, 2004	March 31, 2004
	(Yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
					%
Total revenue	¥573,378		¥540,170		(5.8)	$4,902	¥1,099,546

Net revenue	414,774		370,769		(10.6)	3,365	803,103

Non-interest expenses	255,523		282,096		10.4	2,560	520,427

Income before income taxes	159,251		88,673		(44.3)	805	282,676

Net income	86,686		44,048		(49.2)	400	172,329

Per share data :
Basic-
Net income	44.71		22.69		(49.3)	0.21	88.82

Diluted-
Net income	44.71		22.68		(49.3)	0.21	88.82

Cash dividends	7.50		10.00		33.3	0.09	15.00

Return on equity (ROE):	10.4	%*	4.9	%*			10.1%

AT PERIOD-END

Total assets	¥27,238,887		¥32,566,870			$295,525	¥29,752,966
Shareholders’ equity	1,705,548		1,829,788			16,604	1,785,688

Per share data :
Shareholders’ equity	878.34		942.50			8.55	919.67

*	ROE for the six months ended September 30, 2004 and 2003 are calculated as follows:

Net income x 2
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the six months ended September 30, 2003 and 2004.

	Millions of yen
	For the six months ended
	September 30, 2003	September 30, 2004
Non-interest revenue	¥355,498	¥321,130
Net interest revenue	59,276	49,639

Net revenue	414,774	370,769
Non-interest expenses	255,523	282,096

Income before income taxes	159,251	88,673
Income tax expense	72,565	44,625

Net income	¥86,686	¥44,048

Return on equity (ROE)	10.4%	4.9%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 370.8 billion for the six months ended September 30, 2004, a decrease of 11% from the same period in the prior year. Non-interest expenses were ¥ 282.1 billion for the six months ended September 30, 2004, an increase of 10% from the same period in the prior year.

Income before income taxes was ¥ 88.7 billion for the six months ended September 30, 2004, a decrease of 44% from the same period in the prior year. Net income was ¥ 44.0 billion for the six months ended September 30, 2004, a decrease of 49% from the same period in the prior year.

Total assets were ¥ 32.6 trillion at September 30, 2004, an increase of ¥ 2.8 trillion from March 31, 2004 and total shareholders’ equity increased by ¥ 44.1 billion from March 31, 2004 to ¥ 1.8 trillion at September 30, 2004. Nomura’s return on equity was 4.9% for the six months ended September 30, 2004.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the six months ended
	September 30, 2003	September 30, 2004
Non-interest revenue	¥149,787	¥150,401
Net interest revenue	775	1,330

Net revenue	150,562	151,731
Non-interest expenses	111,117	108,214

Income before income taxes	¥39,445	¥43,517

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. Net revenue increased by 1% from ¥ 150,562 million for the six months ended September 30, 2003 to ¥ 151,731 million for the six months ended September 30, 2004. Non-interest expenses decreased by 3% from ¥ 111,117 million for the six months ended September 30, 2003 to ¥ 108,214 million for the six months ended September 30, 2004. As a result, income before income taxes increased by 10% from ¥ 39,445 million for the six months ended September 30, 2003 to ¥ 43,517 million for the six months ended September 30, 2004.

Operating Results of Global Wholesale

	Millions of yen
	For the six months ended
	September 30, 2003	September 30, 2004
Non-interest revenue	¥163,829	¥108,610
Net interest revenue	45,279	44,305

Net revenue	209,108	152,915
Non-interest expenses	113,756	110,262

Income before income taxes	¥95,352	¥42,653

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow. Net revenue decreased by 27% from ¥ 209,108 million for the six months ended September 30, 2003 to ¥ 152,915 million for the six months ended September 30, 2004, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses decreased by 3% from ¥ 113,756 million for the six months ended September 30, 2003 to ¥ 110,262 million for the six months ended September 30, 2004. As a result, income before income taxes decreased by 55% from ¥ 95,352 million for the six months ended September 30, 2003 to ¥ 42,653 million for the six months ended September 30, 2004. In April 2004, the Global Wholesale segment was reorganized in order to enhance specialty services and strengthen our global structure. It now consists of three business lines: Global Markets, which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

Global Markets

Net revenue decreased by 31% from ¥ 169,710 million for the six months ended September 30, 2003 to ¥ 116,685 million for the six months ended September 30, 2004, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses decreased by 0.4% from ¥ 83,039 million for the six months ended September 30, 2003 to ¥ 82,688 million for the six months ended September 30, 2004. As a result, income before income taxes decreased by 61% from ¥ 86,671 million for the six months ended September 30, 2003 to ¥ 33,997 million for the six months ended September 30, 2004.

Investment Banking

Net revenue increased by 7% from ¥ 33,476 million for the six months ended September 30, 2003 to ¥ 35,819 million for the six months ended September 30, 2004, partly due to a revitalization in equity capital markets. Non-interest expenses decreased by 13% from ¥ 25,544 million for the six months ended September 30, 2003 to ¥ 22,140 million for the six months ended September 30, 2004, due primarily to restructuring of business operations. As a result, income before income taxes increased by 72% from ¥ 7,932 million for the six months ended September 30, 2003 to ¥ 13,679 million for the six months ended September 30, 2004.

Merchant Banking

Net revenue decreased by 93% from ¥ 5,922 million for the six months ended September 30, 2003 to ¥ 411 million for the six months ended September 30, 2004, because funding costs have been charged for its assets in Europe, although there were exit transactions for this period. Non-interest expenses increased by 5% from ¥ 5,173 million for the six months ended September 30, 2003 to ¥ 5,434 million for the six months ended September 30, 2004. As a result, income before income taxes was ¥ 749 million for the six months ended September 30, 2003 and loss before income taxes was ¥ 5,023 million for the six months ended September 30, 2004.

Operating Results of Asset Management

	Millions of yen
	For the six months ended
	September 30, 2003	September 30, 2004
Non-interest revenue	¥15,231	¥19,888
Net interest revenue	1,071	779

Net revenue	16,302	20,667
Non-interest expenses	18,709	17,704

Income before income taxes	¥(2,407)	¥2,963

Net revenue increased by 27% from ¥ 16,302 million for the six months ended September 30, 2003 to ¥ 20,667 million for the six months ended September 30, 2004, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. Non-interest expenses decreased by 5% from ¥ 18,709 million for the six months ended September 30, 2003 to ¥ 17,704 million for the six months ended September 30, 2004. As a result, loss before income taxes was ¥ 2,407 million for the six months ended September 30, 2003 and income before income taxes was ¥ 2,963 million for the six months ended September 30, 2004.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 7 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes was ¥ 5,861 million for the six months ended September 30, 2003 and income before income taxes was ¥ 23 million for the six months ended September 30, 2004.

Financial Position

Total assets at September 30, 2004 were ¥32.6 trillion, up ¥2.8 trillion, compared with March 31, 2004, reflecting an increase in trading-related assets. Total liabilities at September 30, 2004 were ¥30.7 trillion, up ¥2.8 trillion, compared with March 31, 2004, reflecting an increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables/payables arising from unsettled trades(included in receivables or payables).

Cash and cash equivalents at September 30, 2004 decreased by ¥187.8 billion compared with March 31, 2004. Net cash used in operating activities was ¥367.3 billion, mainly due to an increase in net trading-related balances (net of assets and liabilities). Net cash used in investing activities was ¥58.4 billion mainly because of the purchase of affiliated companies equity. Net cash provided by financing activities was ¥224.0 billion mainly due to an increase in borrowings.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of Yen
	For the six months ended				For the year ended March 31, 2004
	September 30, 2003 (A)	September 30, 2004 (B)	(B-A)/(A)	September 30, 2004
Revenue:
Commissions	¥89,719	¥115,118	28.3%	$1,045	¥210,216
Fees from investment banking	34,358	47,773	39.0	434	86,994
Asset management and portfolio service fees	30,757	38,030	23.6	345	66,193
Net gain on trading	147,529	76,640	(48.1)	695	229,042
Gain (Loss) on private equity investments	6,598	(1,599)	—	(15)	13,138
Interest and dividends	217,880	219,040	0.5	1,988	396,870
Gain (Loss) on investments in equity securities	31,769	(1,353)	—	(12)	55,888
Other	14,768	46,521	215.0	422	41,205

Total revenue	573,378	540,170	(5.8)	4,902	1,099,546
Interest expense	158,604	169,401	6.8	1,537	296,443

Net revenue	414,774	370,769	(10.6)	3,365	803,103

Non-interest expenses :
Compensation and benefits	133,589	130,149	(2.6)	1,181	259,336
Commissions and floor brokerage	9,529	12,911	35.5	117	19,169
Information processing and communications	38,410	39,417	2.6	358	80,031
Occupancy and related depreciation	26,825	26,260	(2.1)	238	54,221
Business development expenses	10,411	13,196	26.8	120	23,100
Other	36,759	60,163	63.7	546	84,570

	255,523	282,096	10.4	2,560	520,427

Income before income taxes	159,251	88,673	(44.3)	805	282,676

Income tax expense(benefit):
Current	65,511	48,292	(26.3)	438	108,434
Deferred	7,054	(3,667)	—	(33)	1,913

	72,565	44,625	(38.5)	405	110,347

Net income	¥86,686	¥44,048	(49.2)	$400	¥172,329

	Yen		% Change	Translation into U.S. dollars	Yen
Per share of common stock:

Basic-
Net income	¥44.71	¥22.69	(49.3)	$0.21	¥88.82

Diluted-
Net income	¥44.71	¥22.68	(49.3)	$0.21	¥88.82

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	September 30, 2003	March 31, 2004	September 30, 2004	September 30, 2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥654,158	¥637,372	¥449,598	$4,080
Time deposits	313,608	248,737	276,262	2,507
Deposits with stock exchanges and other segregated cash	63,605	44,528	38,421	348

	1,031,371	930,637	764,281	6,935

Loans and receivables:
Loans receivable	423,216	543,894	552,186	5,011
Receivables from customers	42,192	10,744	19,262	175
Receivables from other than customers	915,154	464,776	473,050	4,292
Allowance for doubtful accounts	(6,789)	(5,778)	(3,831)	(35)

	1,373,773	1,013,636	1,040,667	9,443

Collateralized agreements:
Securities purchased under agreements to resell	4,221,030	5,701,646	7,411,732	67,257
Securities borrowed	7,778,130	7,180,106	6,678,398	60,603

	11,999,160	12,881,752	14,090,130	127,860

Trading assets and private equity investments (include securities pledged as collateral of ¥5,020,151 million at September 30, 2003, ¥5,229,300 million at March 31, 2004, and ¥6,876,678 million ($62,402 million) at September 30, 2004, respectively):

Securities inventory	10,987,122	13,066,963	14,690,911	133,312
Derivative contracts	526,306	479,659	463,301	4,204
Private equity investments	277,294	291,774	301,381	2,735

	11,790,722	13,838,396	15,455,593	140,251

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥173,713 million at September 30, 2003, ¥182,449 million at March 31, 2004 and ¥187,506 million ($1,702 million) at September 30, 2004, respectively)	180,891	200,700	278,809	2,530
Lease deposits	71,964	64,764	42,801	389
Non-trading debt securities (include securities pledged as collateteral of ¥nil at September 30, 2003, ¥3,340 million at March 31, 2004, and ¥2,217 million ($20 million) at September 30, 2004)	201,716	206,236	218,895	1,986
Investments in equity securities	150,465	169,459	161,077	1,462
Investments in and advances to affiliated companies	203,507	207,668	249,752	2,266
Deferred tax assets	99,283	105,901	109,786	996
Other assets	136,035	133,817	155,079	1,407

	1,043,861	1,088,545	1,216,199	11,036

Total assets	¥27,238,887	¥29,752,966	¥32,566,870	$295,525

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	September 30, 2003	March 31, 2004	September 30, 2004	September 30, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term borrowings	¥355,857	¥437,124	¥430,024	$3,902

Payables and deposits:
Payables to customers	207,540	266,646	214,206	1,944
Payables to other than customers	415,765	861,747	755,383	6,855
Time and other deposits received	301,516	255,703	261,731	2,375

	924,821	1,384,096	1,231,320	11,174

Collateralized financing:
Securities sold under agreements to repurchase	8,161,227	9,622,727	11,553,427	104,841
Securities loaned	5,534,591	5,157,814	5,234,081	47,496
Other secured borrowings	977,418	2,587,217	2,567,341	23,297

	14,673,236	17,367,758	19,354,849	175,634

Trading liabilities:
Securities sold but not yet purchased	6,427,291	5,559,598	6,201,379	56,274
Derivative contracts	530,011	417,368	440,120	3,994

	6,957,302	5,976,966	6,641,499	60,268

Other liabilities:
Accrued income taxes	58,269	93,538	23,679	215
Accrued pension and severance costs	87,157	86,439	86,845	788
Other	239,811	235,888	252,632	2,292

	385,237	415,865	363,156	3,295

Long-term borrowings	2,236,886	2,385,469	2,716,234	24,648

Total liabilities	25,533,339	27,967,278	30,737,082	278,921

Commitments and contingencies (See Note 3)

Shareholders’ equity:
Common stock Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at September 30, 2003, March 31, 2004, and September 30, 2004	182,800	182,800	182,800	1,659

Additional paid-in capital	153,491	154,063	154,938	1,406

Retained earnings	1,479,150	1,550,231	1,574,865	14,291

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(39,735)	(34,221)	(32,869)	(298)
Cumulative translation adjustments	(37,588)	(34,380)	(16,451)	(150)

	(77,323)	(68,601)	(49,320)	(448)

	1,738,118	1,818,493	1,863,283	16,908
Less-Common stock held in treasury, at cost - 24,137,689 shares, 24,263,831 shares, and 24,498,637 shares at September 30, 2003, March 31, 2004 and September 30, 2004, respectively	(32,570)	(32,805)	(33,495)	(304)

Total shareholders’ equity	1,705,548	1,785,688	1,829,788	16,604

Total liabilities and shareholders’ equity	¥27,238,887	¥29,752,966	¥32,566,870	$295,525

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of Yen
	For the six months ended			For the Year ended March 31, 2004
	September 30, 2003	September 30, 2004	September 30, 2004
Cash flows from operating activities:

Net income	¥86,686	¥44,048	$400	¥172,329
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	16,752	18,273	166	33,706
(Gain) loss on investments in equity securities	(31,769)	1,353	12	(55,888)
Deferred income tax expense (benefit)	7,054	(3,667)	(33)	1,913
Changes in operating assets and liabilities :
Time deposits	102,670	(16,613)	(151)	174,331
Deposits with stock exchanges and other segregated cash	(25,858)	8,250	75	(7,485)
Trading assets and private equity investments	(2,774,195)	(1,349,960)	(12,250)	(4,808,112)
Trading liabilities	3,200,188	552,076	5,010	2,152,243
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,286,407	102,164	927	1,297,514
Securities borrowed, net of securities loaned	(1,827,488)	585,938	5,317	(1,576,454)
Other secured borrowings	137,720	(19,876)	(181)	1,747,519
Loans and receivables, net of allowance	(281,936)	22,994	209	135,821
Payables and deposits received	127,899	(213,293)	(1,936)	592,779
Accrued income taxes, net	53,650	(74,732)	(678)	80,273
Other, net	29,243	(24,264)	(220)	(18,864)

Net cash provided by (used in) operating activities	107,023	(367,309)	(3,333)	(78,375)

Cash flows from investing activities:

Payments for purchases of office buildings, land, equipment and facilities	(15,610)	(17,546)	(159)	(39,303)
Proceeds from sales of office buildings, land, equipment and facilities	921	616	6	1,341
Payments for purchases of investments in equity securities	(19)	(78)	(1)	(61)
Proceeds from sales of investments in equity securities	19,407	6,992	63	24,309
Decrease (increase) in non-trading debt securities, net	68,633	(12,029)	(109)	61,705
Decrease (increase) in other investments and other assets, net	21,944	(36,324)	(330)	(2,520)

Net cash provided by (used in) investing activities	95,276	(58,369)	(530)	45,471

Cash flows from financing activities:

Increase in long-term borrowings	354,375	379,876	3,447	712,675
Decrease in long-term borrowings	(350,624)	(124,435)	(1,129)	(551,897)
(Decrease) increase in short-term borrowings, net	(3,700)	(16,798)	(152)	76,982
Proceeds from sales of common stock	7,995	65	0	8,027
Payments for repurchases of common stock	(3,824)	(170)	(2)	(4,084)
Payments for cash dividends	(29,117)	(14,568)	(132)	(43,686)

Net cash (used in) provided by financing activities	(24,895)	223,970	2,032	198,017

Effect of exchange rate changes on cash and cash equivalents	(14,483)	13,934	127	(18,978)

Net increase (decrease) in cash and cash equivalents	162,921	(187,774)	(1,704)	146,135
Cash and cash equivalents at beginning of the period	491,237	637,372	5,784	491,237

Cash and cash equivalents at end of the period	¥654,158	¥449,598	$4,080	¥637,372

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of Accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Basis of presentation—

The consolidated financial information includes the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation (see also Reclassifications of previously reported amounts, described below).

Reclassifications of previously reported amounts—

Consolidated information of cash flows: Effective with the second quarter ended September 30, 2004, changes in Other secured borrowings which previously included in Cash flows from financing activities are included in Cash flows from operating activities. Such amounts previously reported have been reclassified to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial information, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Private equity investments primarily are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors. As the underlying investments generally are in non-publicly listed companies, there are no externally quoted market prices available. In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of a financial asset, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized securities financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheets in Loans receivable.

On the consolidated balance sheet, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes are recorded as Investments in equity securities in the consolidated balance sheets, and investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. SFAS No. 123 requires that compensation cost for all stock awards be calculated and recognized over the service period, generally equal to the vesting period. The compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is recognized as the excess of acquisition cost over the fair value of net assets acquired. Goodwill, upon adoption of SFAS No. 142, is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New Accounting Pronouncements—

In June 2004, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue 02-14 (“EITF 02-14”), “Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means.” The consensus reached indicates that in situations where an investor has the ability to exercise significant influence over the investee, an investor should apply the equity method of accounting only when it has either common stock or “in-substance” common stock of a corporation. The consensus would be effective for reporting periods beginning after September 15, 2004. Nomura is currently assessing the potential impact of EITF 02-14 on the consolidated financial statements.

In July 2004, EITF reached a consensus on EITF Issue No. 04-8 (“EITF 04-8”), “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.” The consensus reached indicates that contingently convertible debt instruments (“Co-Cos”) should be included in diluted earnings per share computations regardless of whether the market price trigger or other contingent features have been met. This will be effective for reporting periods ending after December 15, 2004 and will require restatement of prior period earnings per share amounts. Nomura currently does not have Co-Cos outstanding.

2.	U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥110.20 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2004. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.	Credit and investment commitments and guarantees:

Commitments–

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	September 30, 2004	September 30, 2004	March 31, 2004
Commitments to extend credit and to invest in partnerships	¥153,158	$1,390	¥160,089

Guarantees–

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contracts, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	September 30, 2004	September 30, 2004	March 31, 2004
Standby letters of credit and other guarantees	¥7,280	$66	¥29,424

4.	Private equity investments:

Nomura operates a private equity business through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). As of September 30, 2004, NPF has agreements to acquire new shares to be issued in Millenium Retailing, Inc. (“MR”), a significant private equity investee. NPF acquired ¥20 billion of new shares issued by MR in July 2004, and will acquire an additional ¥30 billion around the end of January 2005, giving NPF a majority stake.

5.	Change in additional paid-in capital and retained earnings:

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2003	September 30, 2004	September 30, 2004	March 31, 2004
Additional paid-in capital
Balance at beginning of period	¥151,328	¥154,063	$1,398	¥151,328
Gain on sales of treasury stock	1,800	10	0	1,807
Issuance of common stock options	363	865	8	928

Balance at end of period	¥153,491	¥154,938	$1,406	¥154,063

Retained earnings
Balance at beginning of period	¥1,407,028	¥1,550,231	$14,067	¥1,407,028
Net income	86,686	44,048	400	172,329
Dividends	(14,564)	(19,414)	(176)	(29,126)

Balance at end of period	¥1,479,150	¥1,574,865	$14,291	¥1,550,231

6.	Comprehensive income:

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2003	September 30, 2004	September 30, 2004	March 31, 2004
Net income	¥86,686	¥44,048	$400	¥172,329

Other comprehensive (loss) income, net of tax:
Change in cumulative translation adjustments	(15,259)	17,929	163	(12,051)
Minimum pension liability adjustment during the period	1,823	1,352	12	7,337

Total other comprehensive (loss) income, net of tax	(13,436)	19,281	175	(4,714)

Comprehensive income	¥73,250	¥63,329	$575	¥167,615

7.	Segment Information-Operating segment:

Business segments’ results are shown in the following table:

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Six months ended September 30, 2003
Non-interest revenue	¥149,787	¥163,829	¥15,231	¥(10,637)	¥318,210
Net interest revenue	775	45,279	1,071	12,151	59,276

Net revenue	150,562	209,108	16,302	1,514	377,486
Non-interest expenses	111,117	113,756	18,709	7,375	250,957

Income (loss) before income taxes	¥39,445	¥95,352	¥(2,407)	¥(5,861)	¥126,529

Six months ended September 30, 2004
Non-interest revenue	¥150,401	¥108,610	¥19,888	¥11,739	¥290,638
Net interest revenue	1,330	44,305	779	3,226	49,640

Net revenue	151,731	152,915	20,667	14,965	340,278
Non-interest expenses	108,214	110,262	17,704	14,942	251,122

Income (loss) before income taxes	¥43,517	¥42,653	¥2,963	¥23	¥89,156

	Change (%)
Income (loss) before income taxes
Six months ended September 30, 2004 vs. 2003	10.3	(55.3)	—	—	(29.5)

	Translation into millions of U.S. dollars
Six months ended September 30, 2004
Non-interest revenue	$1,365	$986	$180	$107	$2,638
Net interest revenue	12	402	7	29	450

Net revenue	1,377	1,388	187	136	3,088
Non-interest expenses	982	1,001	160	136	2,279

Income (loss) before income taxes	$395	$387	$27	$0	$809

	Millions of yen
Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2003	September 30, 2004	September 30, 2004	March 31, 2004
Loss on undesignated hedging instruments included in Net gain on trading	¥(11,680)	¥(7,669)	$(70)	¥(12,544)
(Loss) gain on investment securities	(556)	5,589	51	1,590
Equity in income of affiliates	2,394	2,933	27	8,514
Corporate items	(8,461)	(1,860)	(17)	(10,666)
Others	12,442	1,030	9	21,605

Total	¥(5,861)	¥23	$0	¥8,499

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the six months ended			For the year ended
	September 30, 2003	September 30, 2004	September 30, 2004	March 31, 2004
Net revenue	¥377,486	¥340,278	$3,088	¥729,523
Unrealized gain (loss) on investments in equity securities held for relationship purposes	33,039	(5,557)	(50)	54,729
Effect of consolidation/deconsolidation of certain private equity investee companies	4,249	36,048	327	18,851

Consolidated net revenue	¥414,774	¥370,769	$3,365	¥803,103

Income before income taxes	¥126,529	¥89,156	$809	¥225,505
Unrealized gain (loss) on investments in equity securities held for relationship purposes	33,039	(5,557)	(50)	54,729
Effect of consolidation/deconsolidation of certain private equity investee companies	(317)	5,074	46	2,442

Consolidated income before income taxes	¥159,251	¥88,673	$805	¥282,676

8.	Other:

Other notes to the consolidated financial information will be disclosed when those are available.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consist of the following:

Commissions/fees received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2003 (A)	September 30, 2004 (B)	(B-A)/(A)	September 30, 2004	March 31, 2004
Commissions	¥89,719	¥115,118	28.3	$1,045	¥210,216

Brokerage Commissions	64,258	84,169	31.0	764	149,667
Commissions for Distribution of Investment Trust	15,341	19,457	26.8	177	37,345

Fees from Investment Banking	34,358	47,773	39.0	434	86,994

Underwriting and Distribution	27,865	37,004	32.8	336	71,091
M&A / Financial Advisory Fees	6,424	10,752	67.4	98	15,772

Asset Management and Portfolio Service Fees	30,757	38,030	23.6	345	66,193

Asset Management Fees	25,759	32,569	26.4	296	56,268

Total	¥154,834	¥200,921	29.8	$1,824	¥363,403

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the six months ended				For the year ended
	September 30, 2003 (A)	September 30, 2004 (B)	(B-A)/(A)	September 30, 2004	March 31, 2004
Merchant Banking	¥1,155	¥3,247	181.1	$29	¥1,548
Equity Trading	52,866	28,324	(46.4)	257	75,232
Fixed Income and Other Trading	93,508	45,069	(51.8)	409	152,262

Total	¥147,529	¥76,640	(48.1)	$695	¥229,042

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004
Revenue:
Commissions	¥33,752	¥55,967	¥57,590	¥62,907	¥69,533	¥45,585
Fees from investment banking	14,498	19,860	24,408	28,228	15,434	32,339
Asset management and portfolio service fees	13,735	17,022	16,792	18,644	18,185	19,845
Net gain on trading	80,432	67,097	33,800	47,713	53,567	23,073
(Loss) gain on private equity investments	(669)	7,267	(2,105)	8,645	498	(2,097)
Interest and dividends	113,844	104,036	78,333	100,657	99,192	119,848
Gain (loss) on investments in equity securities	16,168	15,601	2,788	21,331	10,271	(11,624)
Other	8,030	6,738	5,845	20,592	25,916	20,605

Total revenue	279,790	293,588	217,451	308,717	292,596	247,574
Interest expense	79,703	78,901	67,220	70,619	78,668	90,733

Net revenue	200,087	214,687	150,231	238,098	213,928	156,841

Non-interest expenses:
Compensation and benefits	65,903	67,686	61,823	63,924	65,943	64,206
Commissions and floor brokerage	4,904	4,625	3,482	6,158	6,409	6,502
Information processing and communications	18,890	19,520	19,155	22,466	19,281	20,136
Occupancy and related depreciation	13,319	13,506	12,929	14,467	13,274	12,986
Business development expenses	4,983	5,428	5,495	7,194	5,429	7,767
Other	20,788	15,971	17,416	30,395	31,126	29,037

	128,787	126,736	120,300	144,604	141,462	140,634

Income before income taxes	71,300	87,951	29,931	93,494	72,466	16,207

Income tax expense (benefit):
Current	27,093	38,418	15,265	27,658	26,001	22,291
Deferred	5,159	1,895	(1,065)	(4,076)	5,633	(9,300)

	32,252	40,313	14,200	23,582	31,634	12,991

Net income	¥39,048	¥47,638	¥15,731	¥69,912	¥40,832	¥3,216

	Yen
Per share of common stock:
Basic-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03	¥1.66

Diluted-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03	¥1.66

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Satellite Communications Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) E.C.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The vision of the Nomura Group (the “Company”) is to strengthen its position as a “globally competitive Japanese financial services group.” The Company will seek to realize this vision by continuing to strengthen its core securities and securities related businesses, and by building a solid, diversified business portfolio.

The Company believes its core securities business offers growth potential. The Company intends to expand its customer base through its competitive strengths in product distribution and proactive efforts to broaden participation in the securities markets.

The Company intends to maintain an average consolidated return on equity of 10 to 15% over the medium- to long-term.

The Company has an integrated global approach to managing its business. Nomura Group’s business segments include Domestic Retail, Global Wholesale and Asset Management. Within Global Wholesale there are three businesses: Global Markets, Investment Banking, and Merchant Banking. Global Markets includes Fixed Income and Equity.

The Company delegates appropriate executive authority to each of the respective business lines. The Company’s competitive position is enhanced by the professional skills of personnel within each of these business lines and an the Company’s integrated approach to delivering the Nomura Group’s comprehensive capabilities to the market.

Dividend Policy

When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then decide the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of the cash dividend taking into consideration the pay-out ratio. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Reduction of the Size of Trading Units

At the Board of Directors meeting held on October 28, 2004, it was decided to change the trading unit of the Company’s stock from 1,000 shares to 100 shares. Plans call for this change to be implemented on January 4, 2005.

Current Challenges

Japan’s economy and securities markets are recovering steadily, due to the fact that the real economic growth rate has increased in five consecutive quarters ended June 30, 2004. Trading volumes remain at a high level in the First Section of the Tokyo Stock Exchange. There seems to be progress in the reconstruction of the economy through resolution of the nonperforming loan problem. In this enviroment, the Company will actively build a solid business foundation by enhancing the capacities of new product development and origination, demonstrating the importance of risk diversification to market participants, and making effective use of its global business lines.

With regards to Domestic Retail, the Company will strengthen expanding its capabilities with a focus on meeting customer needs and expanding its customer base. The Company seeks to expand its distribution channels with the recent changes in regulations. In addition, the Company will continue its efforts to broaden individual investors’ participation in the securities markets by supporting capital market lectures at colleges and universities and investor education programs in local communities.

Regarding Global Wholesale, as the financial results of Japanese companies gradually recover, the number of companies seeking the Company’s services is on the rise. In order to respond to these companies, the Company will flexibly provide high value-added solutions such as M&A business solutions for corporate reoraganization and equity financing for investment in plant and equipment. The Group will also enhance capacities of product distribution and trading activities through promoting a globalization strategy and try to establish new business area.

With regards to Asset Management, the Company continues to enhance performance by offering value-added management services that address customer needs. The Company’s goal is increase assets under management by developing innovative products and providing prompt service that is valued by customers. In addition, the Company continues to enhance marketing functions for various types of sales channels. The Company is also focused on devloping its defined contribution pension plan business.

The Nomura Group is committed to coping with the changes in society and the market, strengthening its base in an expanding securities business, and to increasing the Group’s corporate value.

Basic concept of corporate governance, and the status of its implementation

(Basic concept of corporate governance)

The Company in conjunction with the domestic companies of the Nomura Group has adopted the Committee System since June 2003.

Under the Committee System, management oversight functions are separated from business operation functions and many of the powers to execute business activities are delegated to executive officers. The Company can make quicker management decisions on a consolidated basis. Under this corporate governance structure, the Company has maintained three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which has a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

The Company has adopted procedures under which the Audit Committee shall discuss and approve proposals by the Chief Financial Officer regarding fees for the Company’s independent accountant and the type of services to be provided.

(The status of corporate governance policy implementation)

1) The status of corporate governance regarding management decision-making, implementation and oversight, etc. in administrative organization

(1) The Committee System or the Statutory Auditor System

As described above, the Company has adopted the Committee System since June 2003.

(2) Appointment of outside directors

Board of Directors of the Company is comprised of eleven directors including four outside directors as defined under the Commercial Code of Japan.

(3) Overview of the committees

(i) Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

(ii) Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act and Koji Tajika satisfies the requirements of “audit committee financial expert” under the Sarbanes-Oxley Act.

(iii) Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

(4) Allocation of full-time staff for the outside directors

Secretariat and Office of Audit Committee assist directors, including the outside directors, in execution of their operations.

(5) Framework for operational execution

Thirty-one executive officers determine the matters delegated by resolutions of the Board of Directors and execute the business of the Company. Important matters of those delegated to executive officers are determined by the Board of Executive Officers or the Executive Management Board, each of which comprises the executive officers. The Board of Executive Officers composed of all thirty-one executive officers is authorized to determine the annual business plan and budget and the allocation of the management resources of the Nomura Group. The Executive Management Board consisting of ten executive officers including all representative executive officers is authorized to determine important matters concerning the management of the Nomura Group.

(6) Internal control and procedures

The Audit Committee is composed entirely of non-executive part-time directors and has central responsibilities for management audit functions. In order to facilitate audit functions, the following measures have been undertaken:

1.	Two non-executive but full-time directors (Audit Mission Directors) who are familiar with the business and organization of the Nomura Group, are assigned by the Board of Directors. They thus supplement the audit conducted by the Audit Committee, maintain the merits of the previous statutory audit system. The duty of an Audit Mission Director is to conduct operational supervision including daily inspections and investigations, such as attending important committee meetings.

2.	The Nomura Group has established an Internal Audit Division that is independent from other business and business support lines. The Head of Internal Audit supervises internal audit operations of the Company and its subsidiaries. The Internal Audit Division is directed by the Internal Controls Committee, members of which include a director belonging to the Audit Committee and an Audit Mission Director. Further, internal audit results are reported not only to the executive management but also to the Audit Committee and Audit Mission Directors.

(7) Attorneys, accountants and other third parties

Outside attorneys provide, as necessary, advice in regard to important matters related to operations, finance, compliance and others. Ernst & Young Shin Nihon (member firm in Japan of Ernst Young), the Company’s independent accountant, makes substantive recommendations, as appropriate, on internal control and procedures over financial reporting in relation to audits of the Company’s financial statements.

2) Summary of personal, capital, dealing and other conflicts of interest between the Company and its outside directors.

None.

3) Implementation to expand company corporate governance in the recent year

The Company provides a forum for its outside directors where they discuss its corporate governance practices or procedures. Such forum was held three times this year. The Chairman of the Board of Directors participated in two of the three forums.

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

•	Nomura Holdings, Inc. Financial Information (Parent Company Only)

•	Nomura Securities Co., Ltd. Financial Information

*	The amounts presented for September 30, 2004 are rounded whereas the amounts for March 31, 2004 and September 30, 2003 are truncated.

Financial Summary For the Six Months Ended September 30, 2004

(Unconsolidated)

Date:	October 28, 2004

Company name (code number):	Nomura Holdings, Inc. (8604)
URL (http://www.nomura.com/)

Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan

Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore

Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.

For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	1,000 shares
Date of interim dividend payment:	December 1, 2004

(1) Operating Results

(Million yen except percentages)

	Operating Revenue	(Comparison)		Operating Income	(Comparison)		Ordinary Income	(Comparison)
Six Months Ended September 30, 2004	214,995	(222.4	)%*3	169,952	(724.8	)%*3	171,105	(686.6	)%*3
Six Months Ended September 30, 2003	66,694			20,605			21,751

Year Ended March 31, 2004	135,341			39,446			39,448

	Net Profit	(Comparison)		Net Profit per share (Yen)
Six Months Ended September 30, 2004	171,055	(790.5	)%*3	88.06
Six Months Ended September 30, 2003	19,207			9.90

Year Ended March 31, 2004	33,374			17.19

Notes:	1. Average number of shares issued and outstanding during	Six months ended September 30, 2004:	1,942,378,559
		Six months ended September 30, 2003:	1,939,507,639
		The year ended March 31, 2004:	1,940,871,819

	2. Change in accounting method: None

	3. Comparison shows increase from the six months ended September 30, 2003.

(2) Dividend

	Dividend Per Share
	Interim	Annual
	Yen	Yen
Six months ended:
September 30, 2004	10.00	—
September 30, 2003	7.50	—

Year ended March 31, 2004	—	15.00

(3) Financial Position

(in millions of yen except per share data and percentages)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
September 30, 2004	2,969,025	1,519,731	51.2	782.42
September 30, 2003	2,321,921	1,355,565	58.4	697.83

March 31, 2004	2,469,719	1,367,005	55.4	703.76

1. Number of shares issued and outstanding at	September 30, 2004:	1,942,348,200
	September 30, 2003:	1,942,537,572
	March 31, 2004:	1,942,411,447

2. Number of treasury stock issued and outstanding at	September 30, 2004:	23,571,660
	September 30, 2003:	23,382,288
	March 31, 2004:	23,508,413

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Unaudited)

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

(Millions of yen)

	September 30, 2004	March 31, 2004	Increase/ (Decrease)	September 30, 2003
ASSETS

Current Assets	1,110,293	792,874	317,418	842,903

Cash and time deposits	5,992	1,973	4,018	4,815
Short-term loans receivable	1,058,260	708,516	349,744	772,846
Deferred tax assets	2,991	1,957	1,033	8,924
Other current assets	43,051	80,428	(37,377)	56,320
Allowance for doubtful accounts	(2)	(1)	(0)	(3)

Fixed Assets	1,858,732	1,676,844	181,886	1,479,018

Tangible fixed assets	39,120	40,512	(1,392)	40,739
Intangible assets	64,559	68,861	(4,303)	66,545
Investments and others	1,755,053	1,567,470	187,582	1,371,732
Investment securities	164,282	170,928	(6,646)	144,724
Investments in subsidiaries and affiliates (at cost)	1,166,514	1,106,513	60,000	1,107,838
Long-term loans receivable	306,712	173,178	133,534	31
Long-term guarantee deposits	51,505	51,718	(213)	54,145
Deferred tax assets	40,889	41,313	(424)	45,372
Other investments	25,184	23,852	1,331	19,655
Allowance for doubtful accounts	(34)	(34)	0	(34)

TOTAL ASSETS	2,969,025	2,469,719	499,305	2,321,921

LIABILITIES

Current liabilities	766,904	469,835	297,068	445,827

Short-term borrowings	691,000	276,000	415,000	202,000
Bond with maturity of less than one year	—	2,631	(2,631)	2,631
Payables to customers and others	63,553	107,838	(44,285)	189,792
Accrued income taxes	1	63,304	(63,304)	32,090
Other current liabilities	12,351	20,061	(7,710)	19,313

Long-term liabilities	682,390	632,878	49,511	520,528

Bonds payable	240,000	190,000	50,000	120,000
Long-term borrowings	439,500	439,500	—	399,500
Other long-term liabilities	2,890	3,378	(488)	1,028

TOTAL LIABILITIES	1,449,294	1,102,713	346,580	966,356

SHAREHOLDERS’ EQUITY
Common stock	182,800	182,799	—	182,799
Capital reserves	114,322	114,311	10	114,303
Additional paid-in capital	112,504	112,504	—	112,504
Other capital reserves	1,817	1,807	10	1,799
Earned surplus	1,211,795	1,055,308	156,486	1,055,710
Earned surplus reserve	81,858	81,858	—	81,858
Voluntary reserve	950,033	950,038	(5)	950,038
Unappropriated retained earnings	179,904	23,412	156,491	23,814
Net unrealized gain on investments	42,203	45,859	(3,655)	33,788
Treasury stock	(31,389)	(31,273)	(115)	(31,037)

TOTAL SHAREHOLDERS’ EQUITY	1,519,731	1,367,005	152,725	1,355,565

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,969,025	2,469,719	499,305	2,321,921

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

(Unaudited)

(Millions of yen)

	Six Months Ended September 30, 2004 (A)	Six Months Ended September 30, 2003 (B)	Comparison (A-B)/(B)	Fiscal Year Ended March 31, 2004
			%
Operating revenue	214,995	66,694	222.4	135,341

Property and equipment fee revenue	26,934	29,456	(8.6)	63,006
Rent revenue	14,657	14,793	(0.9)	29,971
Royalty on trademark	7,737	2,926	164.4	6,998
Dividend from subsidiaries and affiliates	162,153	16,420	887.5	29,533
Others	3,513	3,097	13.4	5,831

Operating expenses	45,043	46,089	(2.3)	95,895

Compensation and benefits	586	332	76.2	1,650
Rental and maintenance	15,173	15,956	(4.9)	34,302
Data processing and office supplies	9,731	10,352	(6.0)	20,567
Depreciation and amortization	13,904	12,999	7.0	26,480
Others	3,087	4,274	(27.8)	8,417
Interest expenses	2,562	2,174	17.8	4,476

Operating income	169,952	20,605	724.8	39,446

Non-operating income	1,863	1,285	44.9	2,644
Non-operating expenses	710	139	409.0	2,642

Ordinary income	171,105	21,751	686.6	39,448

Special profits	5,693	3,033	87.7	5,773
Special losses	1,554	3,187	(51.3)	5,067

Profit before income taxes	175,244	21,597	711.4	40,155

Income taxes - current	2,257	(848)	—	1,859

Income taxes - deferred	1,932	3,238	(40.4)	4,920

Net profit	171,055	19,207	790.5	33,374

Unappropriated retained earnings brought forward	8,849	4,606	92.1	4,606

Interim dividend	—	—	—	14,569

Unappropriated retained earnings	179,904	23,814	655.4	23,412

Notes to Financial Information

The financial information for the six months ended September 30, 2004 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).

Significant Accounting Policies

1.	Basis and Methods of Valuation for Financial Instruments

(1) Other securities

a. Securities with market value	Recorded at market value.
The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.

(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method. However buildings (except leasehold improvements) acquired after March 31, 1998 are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3.	Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4.	Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5.	Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6.	Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the difference is depreciated over the remaining period.

7.	Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of Consolidated Tax Return System

The Company applies the consolidated tax return system.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

			(Millions of yen	)

	September 30, 2004	March 31, 2004	September 30, 2003
Financial guarantees outstanding	1,791,935	1,599,086	1,533,362

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

		(Millions of yen	)

September 30, 2004	March 31, 2004	September 30, 2003
66,413	64,439	65,368

3.	Stocks of Subsidiaries and Affiliates with Market Values

			(Millions of yen	)

	Book value	Market Value	Difference
Investments in affiliates	45,785	81,504	35,718

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	“Others” (Operating revenue) includes fees from securities lending and interest received on loans from subsidiaries, including Nomura Securities Co., Ltd.

5.	Special profits and losses consist of the following:

			(Millions of yen	)

	Six Months Ended September 30, 2004	Six Months Ended September 30, 2003	Year Ended March 31, 2004
Special profits
Gain on sales of investment securities	5,497	2,357	5,095
Reversal of allowance for doubtful accounts	0	675	678
Gain on redemption of warrants	195	—	—

Special losses
Loss on sales of investment securities	1	1,666	1,926
Loss on devaluation of investment securities	1,553	1,521	1,721
Loss on devaluation of investments in affiliates	—	—	1,419

Notes on Other Information

Information on lease transactions will be disclosed on EDINET.

Financial Summary For the Six Months Ended September 30, 2004

Date:	October 28, 2004

Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)

Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan

Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.

For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department,
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

(1) Operating Results

(Millions of yen except percentages)

	Operating Revenue	(Comparison)		Net Operating Revenue	(Comparison)		Operating Income	(Comparison)
Six Months Ended September 30, 2004	291,531	(-9.1	)%*	259,684	(-12.7	)%*	94,953	(-30.3	)%*
Six Months Ended September 30, 2003	320,797			297,377			136,192

Year Ended March 31, 2004	598,772			547,765			219,561

	Ordinary Income	(Comparison)		Net Income	(Comparison)
Six Months Ended September 30, 2004	96,309	(-29.4	)%*	55,082	(-27.5	)%*
Six Months Ended September 30, 2003	136,444			75,987

Year Ended March 31, 2004	219,410			122,063

Note: Comparison shows increase/decrease from the six months ended September 30, 2003.

(2) Financial Position

(Millions of yen except percentages)

	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder’s Equity (%)	Capital Adequacy Ratio (%)
September 30, 2004	13,736,651	713,917	5.2	235.2
September 30, 2003	14,397,082	708,329	4.9	240.0

March 31, 2004	15,628,170	754,504	4.8	230.2

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

(Unaudited)

(Millions of yen)

	September 30, 2004	March 31, 2004	Increase/(Decrease)	September 30, 2003
ASSETS
Current Assets	13,674,242	15,559,847	(1,885,605)	14,330,895

Cash and time deposits	208,525	300,111	(91,586)	350,860
Deposits with exchanges and other segregated cash	760	760	—	760
Trading assets:	7,703,061	8,777,900	(1,074,838)	7,295,683
Trading securities	7,431,551	7,851,049	(419,498)	6,333,396
Derivative contracts	271,510	926,850	(655,340)	962,286
Net receivables arising from pre-settlement date trades	—	—	—	399,965
Margin account assets:	245,831	301,425	(55,594)	215,619
Loans to customers in margin transactions	192,996	149,113	43,881	100,465
Cash collateral to securities finance companies	52,836	152,311	(99,476)	115,153
Loans with securities as collateral:	5,257,439	5,785,461	(528,022)	5,855,731
Cash collateral for securities borrowed	4,626,015	5,051,538	(425,523)	5,447,383
Loans in gensaki transactions	631,424	733,923	(102,499)	408,348
Receivables from customers and others	1,684	2,720	(1,037)	1,765
Short-term guarantee deposits	66,137	101,960	(35,823)	63,227
Short-term loans receivable	133,516	189,889	(56,373)	94,076
Deferred tax assets	20,385	26,235	(5,850)	22,413
Other current assets	36,939	73,736	(36,797)	30,916
Allowance for doubtful accounts	(36)	(354)	318	(124)

Fixed Assets	62,409	68,323	(5,913)	66,187

Tangible fixed assets	816	159	656	174
Intangible assets	2,869	1,542	1,326	1,534
Investments and others	58,724	66,621	(7,896)	64,477
Investment securities	195	45	150	45
Deferred tax assets	35,321	33,675	1,645	29,947
Other investments	23,964	33,634	(9,670)	35,796
Allowance for doubtful accounts	(756)	(733)	(21)	(1,311)

TOTAL ASSETS	13,736,651	15,628,170	(1,891,519)	14,397,082

(Millions of yen)

	September 30, 2004	March 31, 2004	Increase/(Decrease)	September 30, 2003
LIABILITIES
Current Liabilities	12,436,932	14,389,341	(1,952,408)	13,246,920

Trading liabilities:	3,000,431	4,462,680	(1,462,249)	4,741,215
Trading securities	2,853,760	3,549,976	(696,216)	3,866,874
Derivative contracts	146,670	912,703	(766,032)	874,340
Net payables arising from pre-settlement date trades	305,959	421,117	(115,158)	—
Margin account liabilities:	29,218	29,153	64	21,627
Borrowings from securities finance companies	8,041	7,317	724	3,318
Customer margin sale proceeds	21,176	21,835	(659)	18,309
Borrowings with securities as collateral:	5,003,689	5,322,006	(318,318)	6,098,266
Cash collateral for securities loaned	2,689,735	3,229,044	(539,309)	4,042,325
Borrowings in gensaki transactions	2,313,954	2,092,962	220,991	2,055,941
Payables to customers and others	184,373	184,998	(625)	164,297
Guarantee deposits received	73,016	171,613	(98,597)	75,886
Short-term borrowings	3,360,250	3,260,750	99,500	1,772,350
Commercial paper	215,000	221,000	(6,000)	251,000
Short-term bonds payable	69,500	62,000	7,500	—
Bond due within one year	100,000	100,000	—	—
Accrued income taxes	11,627	24,620	(12,994)	19,827
Other current liabilities	83,872	129,401	(45,529)	102,448

Long-term Liabilities	584,301	483,066	101,234	441,207

Bonds payable	258,200	258,200	—	358,200
Long-term borrowings	260,000	160,000	100,000	10,000
Reserve for retirement benefits	51,379	48,685	2,693	46,151
Other long-term liabilities	14,723	16,180	(1,458)	26,856

Statutory Reserves	1,500	1,258	241	625

Reserve for securities transactions	1,500	1,258	241	625

TOTAL LIABILITIES	13,022,734	14,873,666	(1,850,932)	13,688,753

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—	10,000
Capital reserves	529,579	529,578	—	529,479
Additional paid-in capital	529,579	529,578	—	529,479
Earned surplus	174,338	214,925	(40,587)	168,850
Voluntary reserve	63,000	63,000	—	63,000
Unappropriated retained earnings	111,338	151,925	(40,587)	105,850

TOTAL SHAREHOLDER’S EQUITY	713,917	754,504	(40,587)	708,329

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	13,736,651	15,628,170	(1,891,519)	14,397,082

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

(Unaudited)

(Millions of yen except percentages)

	Six Months Ended September 30, 2004 (A)	Six Months Ended September 30, 2003 (B)	Comparison (A-B)/(B)(%)	Year Ended March 31, 2004
Operating revenue	291,531	320,797	(9.1)	598,772

Commissions	154,745	117,058	32.2	279,936
Net gain on trading	98,284	171,133	(42.6)	263,274
Net gain on other inventories	2	6	(75.8)	11
Interest and dividend income	38,500	32,599	18.1	55,550
Interest expenses	31,848	23,419	36.0	51,007

Net operating revenue	259,684	297,377	(12.7)	547,765

Selling, general and administrative expenses	164,730	161,185	2.2	328,203

Transaction-related expenses	33,100	26,736	23.8	57,982
Compensation and benefits	68,222	71,201	(4.2)	139,116
Rental and maintenance	21,230	21,206	0.1	43,108
Data processing and office supplies	37,311	37,457	(0.4)	78,939
Others	4,868	4,583	6.2	9,056

Operating income	94,953	136,192	(30.3)	219,561

Non-operating income	2,035	920	121.2	1,470
Non-operating expenses	680	668	1.7	1,621

Ordinary income	96,309	136,444	(29.4)	219,410

Special profits	293	327	(10.5)	—
Special losses	1,087	—	—	407

Income before income taxes	95,515	136,771	(30.2)	219,003

Income taxes - current	36,227	59,535	(39.1)	103,241

Income taxes - deferred	4,206	1,248	236.8	(6,301)

Net income	55,082	75,987	(27.5)	122,063

Unappropriated retained earnings brought forward	56,256	29,862	88.4	29,862

Unappropriated retained earnings	111,338	105,850	5.2	151,925

Notes to Financial Information

The financial information for the six months ended September 30, 2004 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, 1974) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements” (Ministry of Finance Ordinance No. 38, 1977), collectively Japanese GAAP.

Significant Accounting Policies

1.	Basis and Methods of Valuation for Financial Instruments

(1)	For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

(2)	For non-trading purposes

Securities with no market price are recorded at cost using the moving average method.

2.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method. However buildings (except leasehold improvements) acquired after March 31, 1998 are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized primarily over their estimated useful lives on the straight-line method.

3.	Provisions

(1)	Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2)	Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3)	Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding of the qualified retirement pension plan in the future, the estimated future obligations less the estimated fair value of pension assets is recorded as a reserve for employee retirement benefits.

4.	Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5.	Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6.	Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7.	Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of Consolidated Tax Return System

Nomura Securities applies the consolidated tax return system.

9.	Netting Derivative Transactions

The amount of swap transactions with counterparties who have concluded a legally effective master netting agreement are presented on netted basis. The netted amount is 681,509 million Yen. Derivative transactions of both assets and liabilities have decreased by the same amount.

Notes to Balance Sheet Information

1.	Financial Guarantees

(Millions of yen)

	September 30, 2004	March 31, 2004	September 30, 2003
Financial guarantees outstanding	1,216,508	1,033,386	971,259

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)

September 30, 2004	March 31, 2004	September 30, 2003
399	360	342

3.	Subordinated Borrowings, Bonds, and Notes

(Millions of yen)

	September 30, 2004	March 31, 2004	September 30, 2003
Short-term borrowings	—	—	120,000
Long-term borrowings	260,000	160,000	10,000
Bonds payable	60,000	60,000	60,000

Notes to Income Statement Information

1.	Breakdown of Special Profits

(Millions of yen)

	Six Months Ended September 30, 2004	Six Months Ended September 30, 2003	Year Ended March 31, 2004
Special profits
Reversal of reserve for securities transactions	—	226	—
Reversal of allowance for doubtful accounts	293	101	—

2.	Breakdown of Special Losses

(Millions of yen)

	Six Months Ended September 30, 2004	Six Months Ended September 30, 2003	Year Ended March 31, 2004
Special losses
Loss on devaluation of fixed assets	845	—	—
Reserve for securities transactions	241	—	407

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1.	Commission Revenues

(1)	Breakdown by Category

(Millions of yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004
	September 30, 2004 (A)	September 30, 2003 (B)
Brokerage commissions	72,880	55,431	31.5%	129,377

(Stocks)	67,755	50,114	35.2	118,033
Underwriting commissions	21,980	14,215	54.6	41,300

(Stocks)	19,508	11,961	63.1	36,752
(Bonds)	2,472	2,253	9.7	4,547
Distribution commissions	23,089	17,032	35.6	43,668

(Investment trust certificates)	19,351	15,251	26.9	37,169
Other commissions	36,796	30,379	21.1	65,589

(Investment trust certificates)	14,544	11,209	29.8	24,202

Total	154,745	117,058	32.2	279,936

(2)	Breakdown by Product

(Millions of yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004
	September 30, 2004 (A)	September 30, 2003 (B)
Stocks	89,357	63,026	41.8%	158,206
Bonds	9,623	9,641	(0.2)	21,401
Investment trust certificates	38,540	31,146	23.7	71,636
Others	17,226	13,244	30.1	28,691

Total	154,745	117,058	32.2	279,936

2. Net Gain on Trading

(Millions of yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004
	September 30, 2004 (A)	September 30, 2003 (B)
Stocks	32,641	49,967	(34.7)%	80,757
Bonds and forex	65,643	121,165	(45.8)	182,517

Total	98,284	171,133	(42.6)	263,274

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3.	Stock Trading (excluding futures transactions)

(Millions of shares or yen except per share data and percentages)

	Six Months Ended
	September 30, 2004 (A)		September 30, 2003 (B)		Comparison (A-B)/(B)(%)		Year Ended March 31, 2004
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	30,902	30,048,771	31,109	24,471,100	(0.7)%	22.8%	62,667	52,236,699

(Brokerage)	21,707	19,988,347	20,854	14,956,155	4.1	33.6	44,469	33,801,841
(Proprietary Trading)	9,196	10,060,424	10,255	9,514,945	(10.3)	5.7	18,198	18,434,857

Brokerage / Total	70.2%	66.5%	67.0%	61.1%			71.0%	64.7%
TSE Share	6.5%	7.0%	6.7%	7.2%			6.7%	7.1%
Brokerage Commission per share (yen)	3.10		2.37				2.62

4.	Underwriting, Subscription, and Distribution

(Millions of shares or yen except percentages)

	Six Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004
	September 30, 2004 (A)	September 30, 2003 (B)
Underwriting
Stocks (number of shares)	119	152	(22.0)%	652
(yen amount)	466,381	231,565	101.4	775,448
Bonds (face value)	4,167,898	3,166,887	31.6	7,388,910
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	283,600	260,100	9.0	504,200
Subscripition and Distribution*
Stocks (number of shares)	468	180	159.0	1,014
(yen amount)	508,630	254,977	99.5	865,546
Bonds (face value)	1,309,318	832,504	57.3	2,185,971
Investment trust certificates (yen amount)	7,062,322	6,568,828	7.5	13,661,810
Commercial paper and others (face value)	281,400	260,100	8.2	504,200

*	Includes secondary offerings and private placements.

5.	Capital Adequacy Ratio

(Millions of yen except percentages)

	September 30, 2004	September 30, 2003	March 31, 2004
Tier I (A)	713,917	708,329	658,834

Tier II
Statutory reserves	1,500	625	1,258
Allowance for doubtful accounts	35	124	354
Subordinated debt	319,800	190,000	219,400

Total (B)	321,335	190,749	221,013

Illiquid Asset (C)	200,853	92,243	82,343

Net Capital (A) + (B) - (C) = (D)	834,399	806,835	797,504

Risk
Market risk	134,140	126,009	136,981
Counterparty risk	127,407	120,251	114,652
Basic risk	93,137	89,892	94,702

Total (E)	354,685	336,153	346,336

Capital Adequacy Ratio (D)/(E)	235.2%	240.0%	230.2%

Nomura Securities Co., Ltd. Quarterly Income Statement Information

(Millions of yen)

	For the Quarter from April 1, 2003 to June 30, 2003	For the Quarter from July 1, 2003 to September 30, 2003	For the Quarter from October 1, 2003 to December 31, 2003	For the Quarter from January 1, 2004 to March 31, 2004	For the Quarter from April 1, 2004 to June 30, 2004	For the Quarter from July 1, 2004 to September 30, 2004
Operating revenue	151,204	169,592	127,053	150,921	162,977	128,554

Commissions	42,204	74,854	77,550	85,326	82,401	72,344
Net gain on trading	91,926	79,207	37,774	54,367	62,286	35,999
Net gain on other inventories	3	2	2	2	1	1
Interest and dividend income	17,070	15,528	11,725	11,225	18,289	20,211
Interest expenses	14,467	8,952	16,748	10,839	21,057	10,791

Net operating revenue	136,736	160,640	110,305	140,082	141,920	117,763

Selling, general and administrative expenses	78,026	83,158	80,049	86,968	80,723	84,008

Transaction-related expenses	11,626	15,109	14,196	17,048	15,084	18,015
Compensation and benefits	35,497	35,704	33,933	33,981	35,249	32,974
Rental and maintenance	10,633	10,572	10,705	11,196	10,407	10,822
Data processing and office supplies	18,134	19,323	19,488	21,992	17,853	19,459
Other	2,134	2,448	1,724	2,748	2,130	2,738

Operating income	58,709	77,482	30,256	53,113	61,198	33,756

Non-operating income	482	438	262	287	1,647	389
Non-operating expenses	506	161	648	304	256	424

Ordinary income	58,685	77,758	29,870	53,096	62,588	33,721

Special profits	97	229	(242)	(85)	130	163
Special losses	153	(153)	64	342	—	1,087

Income before income taxes	58,629	78,142	29,563	52,668	62,719	32,797

Income taxes - current	23,009	36,526	13,026	30,680	20,143	16,084

Income taxes - deferred	2,477	(1,228)	(1,274)	(6,275)	7,537	(3,331)

Net income	33,142	42,844	17,812	28,263	35,039	20,043

Tokyo, October 28, 2004

Notice of Change in the Number of Shares Constituting One Unit

Nomura Holdings, Inc. (the “Company”) announced today that its Board of Directors approved to change the number of shares constituting one unit of the Company’s stock.

1. Reason for change

The Company has decided to change the number of shares constituting one unit to make it convenient for more individual investors to trade the Company’s shares, further increase liquidity and expand the number of shareholders.

2. Contents of change

The number of shares constituting one unit will be changed from 1,000 to 100 shares.

3. Effective date

Tuesday, January 4, 2005

Note:

On January 4, 2005, the number of shares constituting one unit on the Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange will be changed from 1,000 to 100 shares.

________________________________________________                Ends                 ________________________________________________

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 131 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Tokyo, October 28, 2004

Nomura Announces Interim Dividend for Fiscal Year Ending March 31, 2005

Nomura Holdings, Inc. (the “Company”) announced today that the interim dividend per share payable to the Company’s recorded shareholders as of September 30, 2004, is as follows:

Fiscal Year Ending March 31, 2005
Interim Dividend	Japanese Yen (JPY) 10.00 per share (ordinary dividend)
Payment Date	December 1, 2004

Dividends for the fiscal year ended March 31, 2004, and target dividend amounts for the fiscal year ending March 31, 2005, are shown below for reference.

Fiscal Year ended March 31, 2004 Dividend	Interim Dividend	Year-end Dividend	Annual Dividend
	JPY7.50	JPY7.50	JPY15.00

Fiscal Year ending March 31, 2005 Target Dividend Amount	Interim Target Dividend Amount	Year-end Target Dividend Amount	Annual Target Dividend Amount
	JPY10.00	JPY10.00	JPY20.00

Notes:-

(1)	All dividends are ordinary dividends.
(2)	The Company’s Board of Directors will determine the payment and the amount of the year-end dividend for the Fiscal Year ending March 31, 2005, at a meeting of the Board of Directors expected to be held in May 2005.

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 131 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.